September 7, 2018



George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Re:      1WS Credit Income Fund (the "Fund")
         Registration Statement on Form N-2
         File Nos. 333-226768; 811-23368

Dear Mr. Silfen:

We have reviewed the registration statement referenced above that was filed on August 10, 2018 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.
Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Registration Statement
Prospectus

Outside Front Cover

Investment Adviser

      1. Disclose that the Fund's investment adviser, 1WS Capital Advisors, LLC, is a newly formed investment adviser that has no experience managing a registered closed-end investment company that operates as an interval fund.

The Offering

      2. The disclosure states that Institutional Class Shares of the Fund are being offered in an initial offering at a price of $20 per Share and that the Fund currently expects that its
         Initial Offering will terminate immediately prior to the Fund's commencement of operations." However, the disclosure further states that "after the Initial Offering is closed, our Shares will be offered on a continuous basis at the NAV per Share calculated each day." Please expand the disclosure to clarify whether the Fund has set a minimum asset threshold that must be satisfied prior to the commencement of its operations. Also, in an appropriate place in the prospectus summary, please disclose the estimated minimum dollar amount of capital that must be raised by the Fund which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

   3. The disclosure further states that "the Fund has applied for exemptive relief from the
      United States Securities and Exchange Commission (the `SEC') to issue multiple classes of Shares (including [ ] Class Shares) and to impose asset-based distribution fees and early-withdrawal fees as applicable. Until such exemptive relief is granted, the Fund will only offer Institutional Class Shares, and upon receiving the exemptive relief, the Fund will also offer [ ] Class Shares." Nevertheless, the pricing table appearing on the outside front cover, the "Fees and Expenses" section of the prospectus, as well as other disclosures appearing throughout the prospectus, provide specific information pertaining to the [ ] Class Shares. Accordingly, in your response letter, please discuss the Fund's plans to delay any request to accelerate the effectiveness of its registration statement, which contemplates the offering of multiple classes of shares and the imposition of asset-
      based distribution fees and early-withdrawal charges, until such time as the Fund has received the required exemptive relief.

   4. In your response letter, please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the outside front cover of the prospectus in at least 10-point type.

Prospectus Summary

Investment Strategies and Policies (page 3)

   5. The disclosure states that the Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. In the disclosure, clarify that the higher yields and interest rates on these securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans. Also clarify that these securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. In addition, disclose that the deferral of interest on these securities also reduces the loan-to-value ratio at a compounding rate.

   6. The third paragraph states that the Fund may invest in "other funds." However, it is not clear from the disclosure whether the Fund may invest in entities that are excluded from the definition of "investment company" under the Investment Company Act of 1940 (the
      "ICA") solely by Section 3(c)(1) or Section 3(c)(7) of the ICA (typically private equity funds and hedge funds). In your response letter, please indicate whether the Fund may invest in the aforementioned entities. Based on your response, we may have further comment.

   7. The third paragraph further states that the Fund may enter into credit default swaps. In your response letter, please confirm that when the Fund acts as seller of a credit default


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        swap, the Fund will segregate assets equal to the full notional amount of the reference obligation.

   8. We also note, from the disclosure appearing in the third paragraph, that the Fund counts its "indirect investment in debt obligations towards the Fund's requirement to invest at least 80% of its assets in debt obligations." In your response letter, please indicate whether the Fund will use market value or notional value to value its investments in derivatives for purposes of determining whether it has invested at least 80% of its assets in debt obligations.

   9. It appears from the description of the Fund's principal investment strategies and policies that a significant portion of the Fund's Managed Assets may be either directly or indirectly invested within the mortgage sector. Please disclose the overall estimated percentage of the Fund's total assets that are likely to be invested directly or indirectly within the mortgage sector.

   10. The disclosure states that the Fund's investments may include equity tranches of CLOs and CDOs. Please confirm the Fund will follow ASC 325-40 for these investments.

Advisory Fees (page 5)

   11. The disclosure in this section states that the Fund is not obligated to reimburse waived expenses beyond three years from the end of the fiscal year in which the Adviser waived a fee or reimbursed an expense. The staff believes that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. See ASC 450-20-25-2 (old FAS 5) and FASB Statement of Financial
       Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 ("CON
       6"). See Also, AAG 8.09.

Dividends and Distributions (page 5)

   12. Expand the first paragraph to disclose that there can be no assurances that the Fund will achieve any level of distributions to its Shareholders.

Principal Risks (page 7)

   13. Please add a separately captioned risk factor to highlight the risks associated with the current interest rate environment. For example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund's future borrowings, its net investment income and distributions to its Shareholders, the trading prices of its Shares and its net asset value,
       Fund portfolio companies' ability to service interest payment obligations and principal loan repayments.




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 Securitization of our assets subjects us to various risks. (Page 11)

   14. The disclosure states that the Fund may securitize certain of its investments by selling certain assets to a SPV. Please inform us if these SPVs will be consolidated with the
       Fund's accounting records.

CDO and CLO risks (page 13)

   15. Disclose whether there is any limit on the amount of Fund assets that may be invested in the junior debt, residual or equity tranches of CDOs, CLOs and other structured finance vehicles.

Investment-Related Risks   Derivatives (page 14)

   16. Specify in the derivatives risk disclosure whether the Fund may utilize derivative instruments for speculative purposes and, if applicable, also disclose the related special risks to which the Fund may be exposed.

   17. In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. See generally Letter from Barry D. Miller, Associate
       Director, Division of Investment Management, SEC to Karrie McMillan, General
       Counsel, ICI (July 30, 2010).

Risks of Shorting Equity Securities (page 17)

   18. The disclosure states that the Fund may engage in short sales. Please confirm if the Fund intends to use short sales and, if so, please include an estimate of dividends and interest expense on short sales in the fee table.

Use of leverage risk. (page 19)

   19. Disclose that drops in asset values may magnify losses or totally eliminate the Fund's equity in a leveraged investment.

Our ability to raise additional capital may be limited. (page 20)

   20. The disclosure states that "in the future" the Fund may issue preferred shares. Disclose whether or not the Fund expects to issue preferred shares within 12 months from the date of the prospectus. If the Fund expects to issue preferred shares during this 12-month period then, under a separately captioned section of the prospectus summary, briefly highlight the characteristics of the preferred shares likely to be issued by the Fund and the related material risks to holders of its Shares. Additionally, provide an estimate of the costs of issuing and servicing preferred shares in a line item presentation to the Fund's fee table.

                                                  4
 We have no operating history. (page 21)

   21. All of the disclosure presented in the second sentence of the second paragraph should be moved to a location outside of the risk factor because it has the potential to minimize the impact of the risk being disclosed.

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest... (page 22)

   22. Please add a cross-reference to the section to the prospectus that expands upon the actual and potential conflicts of interest that may arise and that highlights the policies and procedures that the Fund has adopted to identify, address and resolve conflicts of interest.

Fees and Expenses (page 23)

   23. We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses and Example presentation as soon as they are available.

   24. We note the absence of the "Acquired Fund Fees & Expenses" line item from the Fund's fee table. Please confirm to us in your response letter that the Fund will not in the upcoming year make investments in an "Acquired Fund" (as defined in Instruction 10 to
       Item 3 of Form N-2) at the level that triggers the need for the additional line item of
       Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Fund does not intend to invest in an
       Acquired Fund.

   25. Reference is made to the disclosure presented in footnote (2). Please inform us of the
       Fund's accounting treatment for offering costs and include references to the appropriate accounting guidance.

   26. Footnote (3) states that presentation of Annual Expenses "assumes that the Fund sells $[
       ] worth of Shares during the Fund's first twelve months and that the Fund's net offering proceeds from such sales equal $[ ]." In your response letter, discuss the reasonableness of the particular level of Shares sold that will ultimately be selected and disclosed in footnote (3) forming the basis of the assumption. Also, in the response letter, the Fund should undertake to update the fee table and expense example if at any time during the continuous offering period it reasonably appears that the Fund will not be able to sell the assumed amount of its Shares during the first twelve months after effectiveness if such shortfall in sales materially impacts the current fee table and expense example presentation.




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    27. In footnote (4) briefly explain how derivatives will be valued for purposes of determining
       "gross assets" in the calculation of management fees. Also, expand the disclosure to provide a precise definition of "average [daily] gross assets of the Fund."

   28. Please make clear, in a footnote to the fee table that all of the fees and expenses of any subsidiary or SPV that the Fund expects to form during the next 12 months period are included in the "Total Gross Annual Expenses" line item presentation.

Risk Factors (page 28)

   29. Expand the first paragraph to state that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

If a borrower or obligor is unable to make payments...(page 30)

   30. Expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the
       non-U.S. jurisdictions in which the Fund may principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-
       U.S. borrower's obligations to a lender.

We may be exposed to geographic concentration risk (page 30)

   31. If a material amount of the Fund's investments are expected to be exposed to the risks of any non-U.S. country or other geographic region, separate risk disclosure pertaining to any such non-U.S. country or geographic region should be included in the prospectus.

Securitization of our assets subjects us to various risks (page 33)

   32. The disclosure on pages 33-35 states that the Fund may securitize its assets, including through the use of SPVs, and that the Fund may also conduct a registered offering of asset-backed securities.

   33. With respect to any SPV or any wholly-owned entities that the Fund may use, please provide details in your response letter regarding the choice of form of entity and jurisdiction of organization. Also, please confirm the following:

        a. that the Fund will comply with the provisions of the Investment Company Act of
       1940 (the "ICA") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned entities.



                                                  6
        b. that each of the separate investment advisory contracts that the wholly-owned entities will enter into with the Adviser will comply with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser and the wholly-owned entities are material contracts that should be included as exhibits to the registration statement if entered into during the offering period.
       Because the Fund and the wholly-owned entities would have the same adviser for purposes of complying with Section 15(c), the reviews of the Fund's and the wholly-
       owned entities' investment advisory agreements may combined.

       c. that the wholly-owned entities will comply with the provisions relating to affiliated transactions and custody (ICA Section 17). Identify the custodian of the wholly-owned entities.

   34. Additionally, in your response letter, please provide us with more detail regarding the registered offerings of asset-backed securities which the Fund may conduct.

Plan of Distribution (page 58)

   35. The disclosure contained in the penultimate paragraph should instead be presented under a caption entitled "Additional Financial Intermediary Compensation." Also, expand the disclosure to state the maximum permissible amount of the additional compensation that could be paid. Further clarify that the Adviser also benefits when the payment of additional compensation results in increased assets under management and a corresponding increase in its management fees.

   36. In footnote (3) to the pricing table that appears on the outside front cover of the prospectus, provide a cross-reference to the section captioned "Additional Financial
       Intermediary Compensation."

Determination of Net Asset Value (page 61)

   37. In your response letter, please inform the staff whether the Fund's Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund's Board of Trustees will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299;
       "Compliance Programs of Investment Companies and Investment Advisers," (December
       17, 2003).

Dividend Reinvestment Plan (page 63)

   38. Disclose that reinvested dividends increase the Fund's total gross assets on which a management fee is payable to Fund's Adviser.




                                                7
 APPENDIX A

Adviser Performance Information/Portfolio Manager Performance Information (page A-1)

   39. Revise the heading of this section, and related narrative disclosure, to make clear whether
       Appendix A presents the performance information of the Fund's Adviser or that of the
       Fund's portfolio manager.
   40. In this regard, we note that the disclosure states that "the investment adviser of 1WS
       Credit Income Fund (the "Fund") is 1WS Capital Advisors, LLC, which is controlled by its sole managing member, One William Street Capital Management, L.P. (collectively, the `Adviser'). The Fund has no operating history. The Adviser, using the same personnel as those managing the Fund, manages [ ] and [ ] (the `Other Investment
       Vehicles') each of which has a substantially similar investment program to that of the
       Fund. This Appendix contains investment performance information for [ ] and [ ] (from inception)."


   41. Please note that the performance information must include all accounts and investment companies advised by the Adviser or the portfolio manager, as the case may be, with substantially similar investment objectives, policies and investment strategies as the
       Fund. See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). Accordingly, please expand the disclosure to clarify that all such accounts and investment companies have been included in the performance information.

   42. The disclosure should also clarify, if true, that the performance information is presented net of all fees and expenses, including custodial fees. In the alternative, the Fund should disclose that performance information is shown net of all fees and expenses except for custodial fees.

   43. If the actual fees/expenses of the accounts and investment companies included in the performance information are lower than the Fund's fees/expenses, the disclosure should state that the use of the Fund's expense structure would have lowered the performance results.

   44. Disclose the method of performance calculation used in the presentation of the performance information. If the standardized SEC method is not used to calculate the performance information, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

   45. The caption appearing above the performance table should be changed to "Average
       Annual Total Returns."

   46. Briefly disclose the relevance of each index selected.

   47. Briefly disclose, in plain English, the meaning and significance of "Compound ROR" and
       "Cumulative ROR."

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    48. In your response letter, represent that the Fund has the records necessary to support the calculation of the performance information presented in Appendix A, as required by rule
       204-2(a)(16) under the Investment Advisers Act.

Statement of Additional Information

Fundamental Investment Restrictions of the Fund (page SAI-5)

   49. We note that fundamental investment restriction (7) states that "the Fund's ABS, MBS and structured Credit Investments pursuant to the Fund's principal investment strategies are not subject to" the limitation on the amount of Fund assets that may be invested in any particular industry or group of industries." The staff believes that the Fund's position as currently worded conflicts with Section 8(b) (1) (E) of the ICA by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with Section 13(a) of the ICA to categorically exclude ABS, MBS and structured Credit
       Investments from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. The staff takes the position that every investment - other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries.

   50. Accordingly, the Fund must determine which industry classification or classifications reasonably apply with respect to each ABS, MBS and structured Credit Investment issuance for concentration purposes. Toward this end, the Fund could consider the nature of an asset-backed security's underlying receivables (e.g., auto loans, aircraft leases, etc.)
       to determine its industry classification for purposes of the Fund's concentration policy.
       The Fund could also reasonably choose to classify its ABS investments in a single industry for concentration purposes. Similarly, the Fund could consider the nature of a mortgage-backed security's underlying mortgages (e.g., private commercial mortgages, private residential mortgages, etc.) as separate industries towards which investments in those securities would be counted for concentration purposes.

   51. Please revise fundamental investment restriction (7) and consider adding supplemental explanatory narrative in the "Summary of 1940 Act Restrictions on Certain Activities"
       section of the SAI to conform to this position. Also, make any necessary conforming changes to the Investment Strategies and Policies section of the prospectus.

Information About Each Board Member's Experience, Qualifications, Attributes or Skills (page
SAI-8)

   52. Please expand the presentation to ensure that the information presented for each trustee clearly and briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time
                                                 9
        that the disclosure is made, in light of the Fund's business and structure. See Item 18.17 of Form N-2.

   53. Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Signatures

   54. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund's Board of Trustees, in addition to certain of its principal officers.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

                                                     Sincerely,

                                                     /s/ Dominic Minore

                                                     Dominic Minore
                                                     Senior Counsel




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